UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-20853

ANSYS, Inc.
(Exact name of registrant as specified in its charter)

2600 ANSYS Drive,
Canonsburg, PA
844-462-6797

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: One (1)*

Pursuant to the requirements of the Securities Exchange Act of 1934, ANSYS, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 29, 2025	ANSYS, Inc.

	By:	/s/ Janet Lee
	Name:	Janet Lee
	Title:	President, Treasurer and Secretary of ANSYS, Inc.

*
On January 15, 2024, ANSYS, Inc., a Delaware corporation (“Ansys”), Synopsys, Inc., a Delaware corporation (“Synopsys”), and ALTA Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Synopsys (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the acquisition of Ansys by Synopsys. Pursuant to the Merger Agreement, Merger Sub merged with and into Ansys (the “Merger”), with Ansys continuing as a wholly owned subsidiary of Synopsys. On July 17, 2025, upon the consummation of the Merger, Ansys became a wholly owned subsidiary of Synopsys.